UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
Report of Foreign Private Issuer
Pursuant to Rules 13a-16 or 15d-16 under
the Securities Exchange Act of 1934
Dated 18 March 2015
Commission File Number: 001-31318
GOLD FIELDS LIMITED
(Translation of registrant’s name into English)
150 Helen Rd.
Sandown, Sandton 2196
South Africa
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F
Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Gold Fields Limited
(Reg. No. 1968/004880/06)
(Incorporated in the Republic of South Africa)
(“Gold Fields” or “the Company”)
JSE, NYSE, DIFX Share Code: GFI
ISIN Code: ZAE000018123
Dealing in securities by director of Gold Fields Limited
In compliance with paragraphs 3.63 to 3.74 of the
Listings Requirements of JSE Limited ("the Listings Requirements")
we hereby advise that Mr NJ Holland, a director of Gold Fields
Limited, acquired all of his vested shares which were awarded to him in terms of the Gold Fields Limited 2012 Plan, as amended.
Performance Shares (PS) are conditionally awarded and the actual number of PS which should be settled to a participant three years after the original award date is determined by the company’s performance measured against the performance of seven other major gold mining companies (the peer group) based on the relative change in the Gold Fields share price compared to the basket of respective
US dollar share prices of the peer group. The number of shares to be settled will range from 0% to 200% of the conditional award.
Details of the transactions are set out below:
NJ Holland
Nature of transaction
Off market vesting of shares in terms
of the above 2012 scheme
Transaction Date 16 March 2015
Number of Shares 264,955
Class of Security Ordinary Shares
Market Price per Share R54.1960
Total Value R14,359,501
Vesting Period
The award vests on the third
anniversary following grant date
Nature of interest Direct and Beneficial
In terms of paragraph 3.66 of the Listings requirements the
necessary clearance to deal in the above securities has been obtained.
18 March 2015
Sponsor:
JP Morgan Equities Limited

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
GOLD FIELDS LIMITED

Dated: 18 March 2015
By:
/s/ Nicholas J. Holland
Name:
Nicholas J. Holland
Title:
Chief Executive Officer